
    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 10, 2000
                                                 REGISTRATION NO. 333-
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                               CUMULUS MEDIA INC.
             (Exact Name of Registrant as Specified in Its Charter)

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
           ILLINOIS                          4832                         36-4159663
 (State or Other Jurisdiction    (Primary Standard Industrial          (I.R.S. Employer
      of Incorporation or         Classification Code Number)       Identification Number)
         Organization)

                            111 EAST KILBOURN AVENUE
                                   SUITE 2700
                              MILWAUKEE, WI 53202
                                 (414) 615-2800
              (Address, Including Zip Code, and Telephone Number,
       Including Area Code, of Registrant's Principal Executive Offices)

RICHARD W. WEENING, EXECUTIVE CHAIRMAN          Copies to:
LEWIS W. DICKEY, JR., EXECUTIVE VICE CHAIRMAN   WILLIAM F. SCHWITTER, ESQ.
CUMULUS MEDIA INC.                              PAUL, HASTINGS, JANOFSKY & WALKER LLP
111 EAST KILBOURN AVENUE                        399 PARK AVENUE
SUITE 2700                                      31ST FLOOR
MILWAUKEE, WI 53202                             NEW YORK, NEW YORK 10022
(414) 615-2800                                  (212) 318-6000
(Name, Address, Including Zip Code, and
Telephone Number, Including Area Code, of
Agent For Service)

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.
                             ---------------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

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                                                       PROPOSED
                                                        MAXIMUM        PROPOSED MAXIMUM
         TITLE OF                AMOUNT TO BE          OFFERING            AGGREGATE            AMOUNT OF
SECURITIES TO BE REGISTERED       REGISTERED       PRICE PER UNIT(1)   OFFERING PRICE(1)    REGISTRATION FEE
-------------------------------------------------------------------------------------------------------------
 Class A common stock (par
  value $.01 per share.....   10,000,000 shares         $47.375          $473,750,000           $125,070
-------------------------------------------------------------------------------------------------------------
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(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act.
                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
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

      The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                 SUBJECT TO COMPLETION, DATED JANUARY 10, 2000

PROSPECTUS

                               10,000,000 SHARES

                               CUMULUS MEDIA INC.

                              CLASS A COMMON STOCK

                             ---------------------

     Cumulus Media Inc. may offer to the public from time to time the shares of its Class A common stock. B.A. Capital Company, L.P., a holder of our Class A common stock, may offer and sell shares of our Class A common stock, from time to time, in one or more offerings, pursuant to this prospectus. The net proceeds from the issuance of shares of Class A common stock under this prospectus will be used to fund the completion of certain pending or future acquisitions or for general corporate purposes. In addition, shares of Class A common stock issued under this prospectus may be used to pay for certain pending or future acquisitions.

     We will issue the Class A common stock in amounts, at prices and on terms to be determined at the time of each offering and as provided in supplements to this prospectus. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement. WE URGE YOU TO READ CAREFULLY THIS PROSPECTUS AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT, WHICH WILL DESCRIBE THE SPECIFIC TERMS OF THE CLASS A COMMON STOCK OFFERED, BEFORE YOU MAKE YOUR INVESTMENT DECISION.

     Cumulus Media Inc.'s Class A common stock is listed on the Nasdaq National Market under the symbol "CMLS".

     INVESTING IN THE SECURITIES MAY INVOLVE MATERIAL RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                             ---------------------

     NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

               The date of this Prospectus is             , 2000.

                               TABLE OF CONTENTS

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
About This Prospectus................     3
Certain Definitions and Market and
  Industry Data......................     3
Forward Looking Statements...........     4
Risk Factors.........................     5
Use of Proceeds......................    13
The Company..........................    13

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Prospectus Supplements...............    18
Description of Capital Stock.........    18
Plan of Distribution.................    26
Legal Matters........................    27
Experts..............................    27
Where You Can Find More
  Information........................    28

     We are an Illinois corporation with our principal executive offices located at 111 East Kilbourn Avenue, Suite 2700, Milwaukee, Wisconsin 53202, telephone number (414) 615-2800. Our homepage is located at http://www.cumulus.com. The information included on our homepage is not a part of this prospectus.

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell securities and seeking offers to buy securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities. In this prospectus, the "Company," "Cumulus," "we," "us" and "our" refer to Cumulus Media Inc. and its consolidated subsidiaries.

     WE HAVE NOT TAKEN ANY ACTION TO PERMIT A PUBLIC OFFERING OF THE SHARES OF SECURITIES OUTSIDE THE U.S. PERSONS OUTSIDE THE U.S. WHO COME INTO POSSESSION OF THIS PROSPECTUS MUST INFORM THEMSELVES ABOUT AND OBSERVE ANY RESTRICTIONS RELATING TO THE OFFERING OF THE SHARES OF SECURITIES AND THE DISTRIBUTION OF THIS PROSPECTUS OUTSIDE THE U.S.

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf process, Cumulus and the selling stockholder may sell up to an aggregate of 10,000,000 shares of our Class A common stock in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update, or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

                CERTAIN DEFINITIONS AND MARKET AND INDUSTRY DATA

     We use the term local marketing agreement, or LMA, in various places in this prospectus. A typical LMA is an agreement under which a Federal Communications Commission, or FCC, licensee of a radio station makes available, for a fee, air time on its station to a party. Such party provides programming to be broadcast during such air time and collects revenues from advertising it sells for broadcast during such programming.

     A station's or station group's power ratio is defined as such station's or station group's revenue market share divided by its audience market share.

     Metropolitan Statistical Areas, or MSAs, are based on the Arbitron Radio Metro and Television Market Population Estimates 1998-1999.

     Unless otherwise indicated:

     - we obtained market ranking by radio advertising revenue, radio market advertising revenue and radio market advertising data from BIA's MasterAccess compiled by BIA Research, Inc.;

     - we obtained total industry listener and revenue levels from the Radio Advertising Bureau;

     - we derived all audience share data and audience rankings, including ranking by population, except where otherwise stated to the contrary, from surveys of people ages 12 and over, listening Monday through Sunday, 6 a.m. to 12 midnight, and based on the Spring 1999 Arbitron Market Report pertaining to each market, as reported by BIA; and

     - we obtained revenue share data in each market presented from BIA as adjusted for market information available to and known by us.

                           FORWARD-LOOKING STATEMENTS

     In various places in this prospectus, we use statements that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to our future plans, objectives, expectations and intentions. These statements may be identified by the use of words such as "expects," "anticipates," "intends," "plans" and similar expressions.

     We caution prospective purchasers of our securities that forward-looking statements are not guarantees of future performance and that they may involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various factors, including:

     - risks and uncertainties relating to leverage;

     - the need for additional funds;

     - consummation of pending acquisitions;

     - integration of such pending acquisitions;

     - our ability to eliminate certain costs;

     - the management of rapid growth;

     - the popularity of radio as a broadcasting and advertising medium; and

     - changing consumer tastes.

     Many of these factors are beyond our control, and our actual results could differ materially from those discussed in these statements. The "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" sections of this prospectus identify important factors that could cause such differences. If any of these factors were to occur, then the results in these statements could be significantly different.

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, results of operations or financial condition could be materially adversely affected by any of these risks. The trading price of our Class A common stock could decline due to any of these risks, and you may lose all or part of your investment. You should also refer to the other information set forth or incorporated by reference in this prospectus, including our consolidated financial statements and the notes to our consolidated financial statements.

     This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of such terms and other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined below. These factors may cause our actual results to differ materially from any forward-looking statement.

RISKS OF ACQUISITION STRATEGY -- THERE ARE SIGNIFICANT RISKS ASSOCIATED WITH OUR ACQUISITION STRATEGY.

     We intend to grow through internal expansion and by acquiring radio broadcasting companies, radio station groups and individual radio stations primarily in mid-size markets. We cannot predict whether we will be successful in pursuing such acquisitions or what the consequences of any such acquisitions would be. Consummation of our pending acquisitions and any subsequent acquisitions are subject to various conditions, including:

     - With regard to the FCC:

      -- approval of license assignments and transfers;

      -- limits on the number of stations a broadcaster may own in a given local market; and

      -- other rules or policies, such as the ownership attribution rules, which could limit our ability to acquire stations in certain markets where one or more of our shareholders has other media interests.

     - Filing with the U.S. Department of Justice and the Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR Act"), where applicable; expiration or termination of the waiting period under the HSR Act; and possible review by the U.S. Department of Justice or the Federal Trade Commission of antitrust issues either under the HSR Act or otherwise.

     We cannot be certain that any of these conditions will be satisfied. In addition, the FCC has asserted the authority to review levels of local radio market concentration as part of its acquisition approval process, even where proposed assignments would comply with the numerical limits on local radio station ownership in the FCC's rules and the Telecommunications Act of 1996 (the "Telecom Act"). Petitions or informal objections are pending against our FCC license assignment applications in the following markets in which we have pending acquisitions: Grand Junction, Colorado; Columbus-Starkville, Mississippi; Columbus, Georgia; Augusta, Georgia; Topeka, Kansas and Wilmington, North Carolina. All such petitions and objections must be resolved before we can obtain FCC approval and consummate our pending acquisitions.

     In addition, the Department of Justice currently has two pending investigations regarding our acquisitions of up to seven stations in two markets. These investigations could result in our inability to acquire or retain one or more of these stations in either or both of these markets. Other pending or subsequent acquisitions may be the subject of Department of Justice investigations from time to time. The Department of Justice has been active in reviewing radio broadcasting acquisitions and has challenged a number of such transactions where the transaction would result in local radio advertising revenue shares for the acquiring firm of more than 40%, and in some cases, as low as 35%. We estimate that we have more than a 35% share of radio advertising revenues in many of our markets. However, we believe that our operating and sales practices and demand-driven pricing policies serve to improve our product, expand advertising volume and increase competition in a market while providing more choice to advertisers and to listeners.

     Upon consummation of our pending acquisitions, we will own and operate 311 radio stations in 61 U.S. markets. Our two largest markets in terms of net revenues and broadcast cash flow are Toledo, Ohio and Chattanooga, Tennessee, which together account for approximately 8.0% of net revenues and approximately 12.7% of broadcast cash flow based on our unaudited pro forma statement of operations for the year ended December 31, 1999. Accordingly, a decline in net revenues and broadcast cash flow in these markets could have a disproportionate effect on our business, results of operations or financial condition.

     Our acquisition strategy involves numerous risks, including risks associated with:

     - identifying acquisition candidates and negotiating definitive purchase agreements on satisfactory terms;

     - integrating operations and systems and managing a large and geographically diverse group of stations;

     - diverting management's attention from other business concerns;

     - potentially losing key employees at acquired stations; and

     - the diminishing number of properties available for sale in mid-size markets.

     We cannot be certain that we will be able to manage the resulting business effectively or that any pending or subsequent acquisition will benefit us. In addition, we are not certain that we will be able to acquire properties at valuations as favorable as previous acquisitions. Depending upon the nature, size and timing of future acquisitions, we may be required to raise financing in addition to the financing necessary to consummate our pending acquisitions. We cannot assure you that our credit facility, the indenture governing our senior subordinated notes, the certificate of designation relating to our Series A preferred stock, the exchange debenture indenture governing the senior subordinated notes which may be issued in exchange for our Series A preferred stock or any other agreements to which we are a party will permit such additional financing or that such additional financing will be available to us or, if available, that such financing would be on terms acceptable to our management.

LIMITED OPERATING HISTORY -- WE HAVE A LIMITED OPERATING HISTORY UPON WHICH YOU MAY EVALUATE OUR PERFORMANCE.

     We began operations in May 1997 and, consequently, we have a limited operating history and limited historical financial information upon which you may evaluate our performance.

MANAGEMENT OF RAPID GROWTH -- OUR RAPID GROWTH AND THE INTEGRATION OF ACQUIRED BUSINESSES WILL BE DIFFICULT TO MANAGE.

     Our rapid growth through acquisitions places significant demands on our administrative, operational and financial resources. Although we have been successful to date in initiating the integration of new properties, future performance and profitability, if any, will depend in part on our ability to fully integrate the operations and systems of acquired radio stations and radio groups, to hire additional qualified personnel, and to enhance our Internet-based and other management systems.

NET LOSS -- WE HAVE INCURRED, AND EXPECT TO INCUR, LOSSES DURING OUR GROWTH PERIOD.

     We had a net loss attributable to common stockholders of approximately $27.3 million for the year ended December 31, 1998 and $26.7 million for the nine months ended September 30, 1999. After giving effect to the issuance of shares of Class A common stock under this prospectus, the July 1999 and November 1999 offerings of shares of our Class A common stock, the completion of our pending acquisitions and our 1998 and 1999 acquisitions, the redemption of a portion of our Series A preferred stock and borrowings under our credit facility, net loss before extraordinary item attributable to common stockholders for the year ended December 31, 1998 and for the nine months ended September 30, 1999 would have been $56.1 million and

$30.8 million, respectively. Additional losses can be expected to continue while we pursue our strategy of acquiring and developing radio stations.

SIGNIFICANT CAPITAL REQUIREMENTS -- WE WILL REQUIRE SIGNIFICANT CAPITAL TO CONSUMMATE OUR PENDING ACQUISITIONS.

     If consummated, our pending acquisitions and other acquisitions for which we have entered into letters of intent with potential sellers will require substantial capital. We estimate our capital requirements for the consummation of our pending acquisitions through the fourth quarter of 2000 to be $456.7 million. We expect to complete our pending acquisitions with proceeds from offerings of shares of our Class A common stock under this prospectus and/or we may use shares of Class A common stock issued under this prospectus as consideration for our pending acquisitions. We expect to finance future acquisitions with the proceeds of borrowings under our credit facility and from the sale of shares of Class A common stock under this prospectus. Our future capital requirements will depend upon many factors, however, including the volume of future acquisitions and regulatory, technological and competitive developments in the radio broadcasting industry. Our future capital requirements may differ materially from our current estimates.

SUBSTANTIAL LEVERAGE -- WE HAVE SIGNIFICANT INDEBTEDNESS WHICH COULD IMPAIR OUR ABILITY TO OPERATE AND EXPOSE US TO CERTAIN RISKS.

     After the issuance of all shares of our Class A common stock under this prospectus, we will have consolidated indebtedness that is substantial in relation to our consolidated cash flow and stockholders' equity. As of September 30, 1999, after giving effect to sale of all shares of our Class A common stock under this prospectus, the July 1999 and November 1999 offerings of shares of our Class A common stock, the completion of our pending acquisitions and acquisitions completed after September 30, 1999, the redemption of a portion of our Series A preferred stock, borrowings under and the repayment of all indebtedness outstanding under our old credit facility and borrowings under our credit facility, we would have had outstanding consolidated long-term indebtedness (including current portion) of approximately $285.3 million, preferred stock subject to mandatory redemption of approximately $102.7 million and stockholders' equity of approximately $939.7 million. Subject to certain significant exceptions, our credit facility, indenture, certificate of designation and exchange debenture indenture limit our ability and our subsidiaries' ability to incur additional indebtedness.

     Our level of indebtedness could have several important consequences to the holders of the Class A common stock, including:

     - a substantial portion of our cash flow from operations will be used to repay our debts and will not be available for other purposes;

     - our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes may be impaired in the future;

     - the restrictions contained in our credit facility, indenture, certificate of designation and exchange debenture indenture could further limit our ability to expand and make capital improvements;

     - certain of our borrowings will be at variable rates of interest, including any borrowings under our credit facility, which will expose us to the risk of increased interest rates;

     - our level of indebtedness could make us more vulnerable to economic downturns, limit our ability to withstand competitive pressures and reduce our flexibility in responding to changing business and economic conditions; and

     - certain restrictions contained in our credit facility, indenture, certificate of designation and exchange debenture indenture limit our ability to pay dividends and make other distributions to our stockholders.

ABILITY TO SERVICE DEBT OBLIGATIONS -- OUR ABILITY TO FULFILL OUR DEBT OBLIGATIONS COULD BE ADVERSELY AFFECTED BY MANY FACTORS.

     Our ability to repay our debt obligations will depend upon our future financial and operating performance, which, in turn, is subject to prevailing economic conditions and financial, business, competitive, legislative and regulatory factors, certain of which are beyond our control. We cannot be certain that our operating results, cash flow and capital resources will be sufficient to repay our debt and other obligations in the future. In the absence of such operating results and resources, we could face substantial liquidity problems and may be required to:

     - reduce or delay planned acquisitions, expansions and capital expenditures;

     - sell material assets and/or operations;

     - obtain additional equity capital; and/or

     - restructure our debt.

     We cannot provide you any assurance as to (1) the timing of any sales or the proceeds that we could realize from any such sales, (2) our ability to obtain additional equity capital or restructure debt or (3) whether such sales, additional equity capital or restructuring of debt could be effected on terms satisfactory to us or at all.

RESTRICTIONS IMPOSED BY TERMS OF INDEBTEDNESS AND PREFERRED STOCK -- OUR EXISTING DEBT AGREEMENTS AND THE TERMS OF OUR SERIES A PREFERRED STOCK IMPOSE SIGNIFICANT RESTRICTIONS ON US.

     Our credit facility, indenture, certificate of designation and exchange debenture indenture restrict, among other things, our ability to:

     - incur additional indebtedness;

     - pay dividends or make certain other restricted payments;

     - enter into certain transactions with affiliates;

     - merge or consolidate with any other person; or

     - sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets.

     In addition, our credit facility, indenture, certificate of designation and exchange debenture indenture also restrict our ability to incur liens or to sell certain assets. Our credit facility also requires us to maintain specified financial ratios and to satisfy certain financial condition tests. Our ability to meet those financial ratios and financial condition tests can be affected by events beyond our control, and we cannot be sure that we will meet those tests. A breach of any of these restrictions could result in a default under our credit facility, indenture, certificate of designation and/or exchange debenture indenture. If an event of default under our credit facility occurs, then our credit facility lenders could declare all amounts outstanding, including accrued interest, immediately due and payable. If we could not repay those amounts, such lenders could proceed against the collateral pledged to them to secure that indebtedness. If our credit facility indebtedness were accelerated, our assets may not be sufficient to repay in full such indebtedness and our other indebtedness. Our ability to comply with the restrictions and covenants in our credit facility, indenture, certificate of designation and exchange debenture indenture will depend upon our future performance and various other factors, such as legislative, business and regulatory factors, certain of which are beyond our control. If we fail to comply with the restrictions and covenants in our credit facility, indenture, certificate of designation or exchange debenture indenture, the holders of our senior subordinated notes, our exchange debentures issued or issuable in exchange for our Series A preferred stock and/or our indebtedness under our credit facility could declare all amounts owed to them immediately due and payable.

BUSINESS RISKS -- MANY FACTORS COULD ADVERSELY AFFECT OUR FINANCIAL PERFORMANCE.

     Our future operations are subject to many factors that could have a material adverse effect upon our financial performance. These factors include:

     - economic conditions, both generally and with respect to the radio broadcasting industry;

     - changes in population and other demographics;

     - changes in audience tastes;

     - the level of competition for advertising dollars with other radio stations, television stations and other entertainment and communications media;

     - fluctuations in operating costs;

     - technological changes and innovations; and

     - changes in laws and governmental regulations and policies and actions of federal regulatory bodies, including the Department of Justice, the Federal Trade Commission and the FCC.

     Although we believe that substantially all of our radio stations, including those to be acquired upon completion of our pending acquisitions, are positioned to compete effectively in their respective markets, we cannot be certain that any such station will be able to maintain or increase its current audience ratings and advertising revenues.

COMPETITION -- WE OPERATE IN A VERY COMPETITIVE BUSINESS ENVIRONMENT.

     Radio broadcasting is a highly competitive business. Our stations, including those to be acquired upon completion of our pending acquisitions, compete for listeners and advertising revenues directly with other radio stations within their respective markets, as well as with other media such as newspapers, magazines, cable and broadcast television, outdoor advertising and direct mail. In addition, many of our stations compete with groups of two or more radio stations operated by a single operator.

     Audience ratings and market shares fluctuate, and any adverse change in a particular market could have a material adverse effect on the revenue of stations located in that market. While we already compete with other stations with comparable programming formats in many of our markets, our stations could suffer a reduction in ratings and/or revenue and could require increased promotional and other expenses, and consequently, could have a lower broadcast cash flow, if:

     - another radio station in the market were to convert its programming format to a format similar to one of our stations or launch aggressive promotional campaigns;

     - a new station were to adopt a competitive format; or

     - an existing competitor were to strengthen its operations.

     Radio broadcasting is also subject to competition from new media technologies, such as the delivery of audio programming by cable television systems, the introduction of digital audio broadcasting and delivery of radio programming over the Internet and by satellite. Digital audio broadcasting may deliver by satellite to nationwide and regional audiences multi-channel, multi-format digital radio services with sound quality equivalent to compact discs and may sell advertising. We cannot predict what effect, if any, such new technologies may have on the radio broadcasting industry or on us.

     The Telecom Act allows for the consolidation of ownership of radio broadcasting stations in the markets in which we operate or may operate in the future. Some competing consolidated owners may be larger and have substantially more financial and other resources than we do. In addition, increased consolidation in our target markets may result in greater competition for acquisition properties and a corresponding increase in purchase prices paid for such properties by us.

GOVERNMENTAL REGULATION OF BROADCASTING INDUSTRY -- THE BROADCASTING INDUSTRY IS SUBJECT TO EXTENSIVE AND CHANGING FEDERAL REGULATION.

     The Communications Act of 1934, as amended requires prior FCC approval for the issuance, renewal, modification, transfer of control, or assignment of broadcasting station operating licenses. The Telecom Act and FCC rules limit the number of broadcasting properties that we may acquire in any market, and regulates certain operating practices of radio stations. Additionally, the Communications Act, and FCC rules impose limitations on non-U.S. ownership and voting of our capital stock. The Telecom Act creates significant new opportunities for broadcasting companies, but also creates uncertainties as to how the FCC and the courts will enforce and interpret the Telecom Act.

     The number of radio stations we may acquire or program pursuant to an LMA in any market, overall and in each service (i.e., AM or FM), is limited by the Telecom Act and FCC rules. That number may vary depending upon whether the interests in other radio stations or certain other media properties of certain of our affiliates are attributable to those affiliates under FCC rules. The FCC generally applies its ownership limits to "attributable" interests held by an individual, corporation, partnership or other association. The interests of our officers, directors and stockholders with five percent or greater voting power are generally attributable to us. Certain of our officers and directors, and at least one of our stockholders, have attributable broadcast interests outside of their involvement with us. These attributable interests will limit the number of radio stations that we may acquire or own in any market in which such officers or directors (or stockholders) hold or acquire such outside attributable broadcast interests.

     Our business will depend upon our maintaining broadcasting licenses issued to us by the FCC. Such licenses are ordinarily issued for a maximum term of eight years. Although it is rare for the FCC to deny a license renewal application, we cannot be certain that our future renewal applications will be approved or that such renewals will not include conditions or qualifications that could adversely affect us. In addition, governmental regulations and policies may change over time and such changes could have a material adverse impact upon our business, results of operations or financial condition. For example, the FCC has indicated it may propose new rules to define a "market" for purposes of the local radio station ownership limits in the Telecom Act and the FCC's multiple ownership rules, which if adopted potentially could reduce the number of stations that Cumulus would be allowed to acquire in some markets.

REGULATORY APPROVALS -- WE ARE REQUIRED TO OBTAIN PRIOR FCC APPROVAL FOR EACH RADIO STATION ACQUISITION.

     The consummation of radio station acquisitions requires prior approval of the FCC with respect to the transfer of control or assignment of the broadcast licenses of the acquired stations. The FCC has not yet approved certain of our pending acquisitions. Certain of our pending acquisitions are being challenged before the FCC by competitors in six markets. The FCC could prohibit or require the restructuring of our future acquisitions, including the pending acquisitions, and/or could propose changes in its existing rules that may reduce the number of stations that we would be permitted to acquire in some markets, as a result of ongoing policy reviews and its concerns about market concentration. In addition, where such acquisitions would result in certain local radio advertising revenue concentration thresholds being met, the FCC staff has a policy of reviewing applications for proposed radio station acquisitions with respect to local market concentration concerns, even where proposed assignments would comply with the Telecom Act and the FCC's multiple-ownership rules and specifically invites public comment on such applications. This policy may help trigger petitions to deny and informal objections against FCC applications for certain of our pending acquisitions and future acquisitions, as well as FCC staff requests for additional information. There can be no assurance that the FCC will approve our future acquisitions, including our pending acquisitions.

EFFECTS OF ECONOMIC RECESSION -- OUR ABILITY TO GENERATE ADVERTISING REVENUE COULD BE AFFECTED BY ECONOMIC RECESSION.

     We derive substantially all of our revenue from the sale of advertising time on our radio stations. Our broadcasting revenue could be adversely affected by a future national recession. In addition, because a substantial portion of the revenue is derived from local advertisers, our ability to generate advertising revenue in specific markets could be adversely affected by local or regional economic downturns.

CONTROLLING SHAREHOLDERS -- CERTAIN SHAREHOLDERS CONTROL OR HAVE THE ABILITY TO EXERT SIGNIFICANT INFLUENCE OVER 46.4% OF THE TOTAL VOTING POWER OF OUR CAPITAL STOCK.

     Richard W. Weening, our Executive Chairman and Treasurer, and Lewis W. Dickey, Jr., our Executive Vice Chairman, own directly, or through QUAESTUS Management Corporation and QUAESTUS Partner Fund, and DBBC of Georgia, LLC, respectively, an aggregate of 1.3% of our outstanding Class A common stock and 29.2% of our outstanding Class C common stock. In addition, as a result of their equity interests in CML Holdings, LLC, Messrs. Weening and Dickey have the ability to exert significant influence over the policies and operations of CML Holdings, LLC, which owns 0.8% of the outstanding Class A common stock and 70.8% of the outstanding Class C common stock. Each share of Class C common stock, subject to certain exceptions, entitles its holder to ten votes. As a result, were their interests to be combined, Messrs. Weening and Dickey collectively would control, or have the ability to exert significant influence over a total of 46.4% of the aggregate voting power of our capital stock. Consequently, they have the ability to exert significant influence over the policies and management of Cumulus. The interests of Messrs. Weening and Dickey may differ from the interests of the other holders of our Class A common stock.

POTENTIAL CONFLICTS OF INTEREST -- CERTAIN MEMBERS OF MANAGEMENT HAVE POTENTIAL CONFLICTS OF INTEREST WITH US.

     Messrs. Weening and Dickey each have direct interests in entities that have entered into service agreements with us. Certain conflicts of interest may arise with respect to transactions between these entities and Cumulus.

TRANSACTIONS WITH AFFILIATES -- CERTAIN ENTITIES CONTROLLED BY MEMBERS OF MANAGEMENT HAVE ENTERED INTO SERVICE AGREEMENTS WITH US.

     QUAESTUS Management Corporation, which Mr. Weening controls, has acted as one of our financial and strategic advisors since our inception. Stratford Research, Inc., which Mr. Dickey controls, has acted as our market research and programming advisor since our inception.

RELIANCE ON KEY PERSONNEL -- THE LOSS OF CERTAIN KEY OFFICERS OR EMPLOYEES COULD ADVERSELY AFFECT US.

     Our business is managed by a small number of key management and operating personnel. The loss of key personnel could have a material adverse effect on our business, results of operations or financial condition. We believe that our future success will depend in large part on our ability to attract and retain highly skilled and qualified personnel and to expand, train and manage our employee base. We have entered into employment agreements with Messrs. Weening, Dickey and William M. Bungeroth, our President, that include provisions restricting the ability of Messrs. Weening, Dickey and Bungeroth to compete against us in certain circumstances. We have arranged for "key-man" insurance on the life of Mr. Weening, and are in the process of arranging for such insurance on the lives of Messrs. Dickey and Bungeroth.

     We also employ several on-air personalities with loyal audiences in their respective markets. The loss of one of these personalities could result in a short-term loss of audience share, but we do not believe that any such loss would have a material adverse effect on our business, results of operations or financial condition.

THE PUBLIC MARKET FOR OUR CLASS A COMMON STOCK MAY BE VOLATILE.

     We cannot assure you that the market price of our Class A common stock will not decline, and the market price could be subject to wide fluctuations in response to such factors as:

     - actual or anticipated variations in our quarterly operating results,

     - announcements of new product or service offerings,

     - technological innovations,

     - competitive developments,

     - changes in financial estimates by securities analysts,

     - conditions and trends in the radio broadcasting industry,

     - adoption of new accounting standards affecting the radio broadcasting industry, and

     - general market conditions and other factors.

     Further, the stock markets, and in particular the Nasdaq National Market, have experienced extreme price and volume fluctuations that have particularly affected the market prices of equity securities of many technology and media companies and have often been unrelated or disproportionate to the operating performance of such companies. In addition, general economic, political and market conditions such as recessions, interest rates or international currency fluctuations, may adversely affect the market price of our Class A common stock.

SHARES ELIGIBLE FOR FUTURE SALES -- FUTURE SALES OF THE CLASS A COMMON STOCK IN THE PUBLIC MARKET COULD DEPRESS OUR STOCK PRICE.

     Upon completion of the offering of all 10,000,000 shares of Class A common stock issuable under this prospectus, we will have outstanding 36,052,393 shares of Class A common stock, 6,629,343 shares of Class B common stock and 2,151,277 shares of Class C common stock. In addition, there will be outstanding options to purchase 2,047,369 shares of Class A common stock and 3,001,380 shares of Class C common stock. Of these shares, 34,622,825 shares of Class A common stock will be freely transferable without restriction (subject to any FCC consent that might be required) under the Securities Act of 1933, or further registration under the Securities Act, except that shares held by our "affiliates," as that term is defined in Rule 144 promulgated under the Securities Act, may generally only be sold subject to certain restrictions as to timing, manner and volume.

     The market price of the common stock could drop as a result of sales of a large number of shares of common stock in the market after the offering, or the perception that such sales could occur.

DIVIDEND POLICY -- WE HAVE NEVER PAID AND DO NOT EXPECT TO PAY ANY CASH DIVIDENDS ON OUR COMMON STOCK.

     We do not anticipate declaring or paying any dividends except for the payment of scheduled dividends on the Series A preferred stock. We have never declared or paid any cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. In addition, our credit facility, indenture, certificate of designation and exchange debenture indenture restrict our ability to pay dividends.

                                USE OF PROCEEDS

     Except as otherwise set forth in the accompanying prospectus supplement, we intend to use the net proceeds from the issuance of Class A common stock issued under this prospectus to fund the completion of certain pending or future acquisitions or for general corporate purposes. In addition, shares of Class A common stock issued under this prospectus may be used as consideration for certain pending or future acquisitions. In the event the selling stockholder sells any shares of Class A common stock, such selling stockholder will receive all of the net proceeds from such selling stockholder's sale.

     Additional information on the use of net proceeds from the sale of our Class A common stock issued under this prospectus will be set forth in the prospectus supplement relating to such offering.

                                  THE COMPANY

     We are a radio broadcasting company focused on acquiring, operating and developing radio stations in mid-size radio markets in the U.S. and currently own and operate 213 stations in 45 U.S. markets. We also provide sales and marketing services under LMAs (pending FCC approval of acquisition) to 87 stations in 31 U.S. markets. We are the third largest radio broadcasting company in the U.S. based on number of stations and believe we will be the second largest such company following completion of the acquisition of AMFM, Inc. by Clear Channel Communications, Inc. We believe we are the eighth largest radio broadcasting company in the U.S. based on 1998 pro forma net revenues and believe we will be the seventh largest such company following completion of Clear Channel's acquisition of AMFM. We will own and operate a total of 311 radio stations (219 FM and 92 AM) in 61 U.S. markets upon consummation of our pending acquisitions. According to BIA and the Radio Advertising Bureau, we have assembled market-leading groups or clusters of radio stations which rank first or second in terms of revenue share and/or audience share in substantially all of our markets. On an historical basis, for the nine months ended September 30, 1999, we had net revenues of $125.7 million and broadcast cash flow of $35.7 million.

     Relative to the 100 largest markets in the U.S., we believe that the mid-size markets represent attractive operating environments and generally are characterized by:

     - a greater use of radio advertising as evidenced by the greater percentage of total media revenues captured by radio than the national average;

     - rising advertising revenues as the larger national and regional retailers expand into these markets;

     - small independent operators, many of whom lack the capital to produce high quality locally-originated programming and/or to employ more sophisticated research, marketing, management and sales techniques; and

     - lower overall susceptibility to economic downturns.

     We believe that the attractive operating characteristics of mid-size markets, together with the relaxation of radio station ownership limits under the Telecom Act and FCC rules, create significant opportunities for growth from the formation of groups of radio stations within these markets. We believe that mid-size radio markets provide an excellent opportunity to acquire attractive properties at favorable purchase prices due to the size and fragmented nature of ownership in these markets and to the greater attention historically given to the larger markets by radio station acquirors. According to BIA, there are approximately 1,656 FM and 1,035 AM stations in the 177 US radio markets ranked MSA 100-276. These 2,691 stations are owned by approximately 990 different operators. In addition, there are nearly 4,700 stations in unranked markets owned by approximately 2,500 operators.

     To maximize the advertising revenues and broadcast cash flow of our stations, we seek to enhance the quality of radio programs for listeners and the attractiveness of the radio station in a given market. We also increase the amount of locally-originated programming. Within each market, our stations are diversified in terms of format, target audience and geographic location, enabling us to attract larger and broader listener audiences and thereby a wider range of advertisers. This diversification, coupled with our favorable advertising pricing, also has provided us with the ability to compete successfully for advertising revenue against non-traditional competitors such as print media and television.

     We believe that we are in a position to generate revenue growth in excess of historical market rates, increase audience and revenue shares within these markets and, by capitalizing on economies of scale and by competing against other media for incremental advertising revenue, increase our broadcast cash flow growth rates and margins to those levels found in large markets. As we have assembled our portfolio of stations over the past two years, most of our markets are still in the development stage with the potential for substantial growth as we implement our operating strategy.

MANAGEMENT TEAM

     Our senior management team has an aggregate of over 55 years of experience in the media and radio broadcasting industry. To date, our management team has negotiated 112 acquisitions, accounting for all 311 of our stations currently owned or to be acquired upon consummation of our pending acquisitions. Our Executive Chairman and Treasurer, Richard W. Weening, has over 20 years of operating experience as a chief executive officer in media and information companies, including significant experience in corporate finance and mergers and acquisitions. Lewis W. Dickey, Jr., our Executive Vice Chairman, has over 15 years of experience in the radio and television broadcasting industry and is a successful owner-operator of radio stations in large and mid-size markets. Mr. Dickey is also a nationally regarded business strategy and marketing consultant to the radio and television broadcasting industry. William M. Bungeroth, our President, has over 20 years of experience in the radio broadcasting industry. Mr. Bungeroth has developed an expertise in increasing revenues at stations under his management. Mr. Bungeroth is also President and Chief Executive Officer of Cumulus Broadcasting Inc. Mr. Bungeroth manages the broadcasting business along with the General Managers of each market, the Director of Programming and the regional Directors of Sales.

STATION PORTFOLIO

     Our radio stations are organized into five regions: the Southeast, Midwest, Southwest, Far West and Northeast. The listed regions correspond to the geographic location of our markets. We operate each market as a distinct business unit and we do not manage or report our business by region. The following chart sets forth certain information as of January 7, 2000 with respect to our stations in these regions, including stations for which we currently provide programming and sell advertising under LMAs (11 of the pending stations to be acquired are not under LMAs), before and after giving effect to our pending acquisitions:

                                                                           STATION PORTFOLIO
                                            CLUSTER                ---------------------------------
                                   MSA     RANKING BY     12+        OWNED      PENDING    PRO FORMA
                                  MARKET    REVENUE     AUDIENCE   ---------   ---------   ---------
MARKET                             RANK      SHARE       SHARE     FM    AM    FM    AM    FM    AM
------                            ------   ----------   --------   ---   ---   ---   ---   ---   ---
SOUTHEAST REGION
Albany, GA......................   252         2          36.6%      4    2     1    --      5     2
Augusta, GA.....................   114         1          25.7%      5    3     1    --      6     3
Chattanooga, TN.................   104         1          30.0%      4    1    --    --      4     1
Columbus, GA....................   169         1          35.6%      4    2     1     1      5     3
Columbus-Starkville, MS.........   247         1            --      --   --     4     3      4     3
Fayetteville, NC................   126         2          19.2%     --   --     3     1      3     1
Florence, SC....................   198         2          43.2%      6    3     1    --      7     3
Florence-Muscle Shoals, AL......   240         1            --       2    1     1     1      3     2
Greenville-New
  Bern-Jacksonville, NC.........    81         4           3.8%      2   --    --    --      2    --
Laurel-Hattiesburg, MS..........   208         2          30.6%      2    1     3     1      5     2
Lexington-Fayette, KY...........   106         1          28.4%      4    1    --    --      4     1
Mobile, AL......................    88         2          29.5%      2    1     2     1      4     2
Montgomery, AL..................   142         1          33.9%      2    2     2     1      4     3
Myrtle Beach, SC................   173         2          20.7%      5    1    --    --      5     1

                                                                           STATION PORTFOLIO
                                            CLUSTER                ---------------------------------
                                   MSA     RANKING BY     12+        OWNED      PENDING    PRO FORMA
                                  MARKET    REVENUE     AUDIENCE   ---------   ---------   ---------
MARKET                             RANK      SHARE       SHARE     FM    AM    FM    AM    FM    AM
------                            ------   ----------   --------   ---   ---   ---   ---   ---   ---
Pensacola, FL...................   121         2           8.6%      1    1    --    --      1     1
Salisbury-Ocean City, MD........   150         1          24.7%      6    2    --    --      6     2
Savannah, GA....................   154         2          40.3%      5    2    --    --      5     2
Tallahassee, FL.................   159         1          38.2%      3    1     1    --      4     1
Tupelo, MS......................   178         1          23.4%      2    2     1    --      3     2
Wilmington, NC..................   175         2          33.8%      2    1     2    --      4     1
MIDWEST REGION
Ann Arbor, MI...................   145         1           6.3%      2    2    --    --      2     2
Appleton-Oshkosh, WI............   134         3          19.0%      2    2    --    --      2     2
Bismarck, ND....................   265         1          56.7%      3    1     1     2      4     3
Canton, OH......................   123         2          13.1%     --   --     2    --      2    --
Dubuque, IA.....................   220         2          34.7%      4    1    --    --      4     1
Eau Claire, WI..................   231         2          32.8%      4    2    --    --      4     2
Evansville, IN..................   152         2          26.6%     --   --     3     1      3     1
Faribault-Owatonna-Waseca, MN...   n/a         1            --       4    3    --    --      4     3
Flint, MI.......................   119         1          28.0%     --   --     3     2      3     2
Green Bay, WI...................   183         2          24.3%      3   --     1     1      4     1
Kalamazoo, MI...................   176         1          27.1%      2    1    --    --      2     1
Mankato-New Ulm-St. Peter, MN...   255         1            --       4    2    --    --      4     2
Marion-Carbondale, IL...........   213         1          28.8%      4    2    --    --      4     2
Mason City, IA..................   269         1            --       5    2    --    --      5     2
Monroe, MI......................   n/a         1            --       1   --    --    --      1    --
Muskegon, MI....................   217         1          38.9%     --   --     3     2      3     2
Quad Cities, IA-IL..............   133         2          18.2%     --   --     4     1      4     1
Rochester, MN...................   229         1            --       2    3    --    --      2     3
Rockford, IL....................   148         1          27.9%     --   --     3     1      3     1
Saginaw-Bay City-Midland, MI....   125         5           4.3%     --   --     1    --      1    --
Toledo, OH......................    79         1          35.5%      4    2     1    --      5     2
Topeka, KS......................   180         2          35.4%      2    2     2    --      4     2
Waterloo-Cedar Falls, IA........   233         1          31.7%     --   --     3     1      3     1
Youngstown-Warren, OH...........    97         1          32.5%     --   --     4     3      4     3
SOUTHWEST REGION
Abilene, TX.....................   221         2          26.8%      4   --    --    --      4    --
Amarillo, TX....................   188         2          25.1%      4    2    --    --      4     2
Beaumont-Port Arthur, TX........   127         2          31.2%      3    2    --    --      3     2
Fayetteville, AR................   155         2          27.2%      4    2    --    --      4     2
Ft. Smith, AR...................   171         4          14.7%      3   --    --     1      3     1
Grand Junction, CO..............   251         1          41.7%      3   --     1     1      4     1
Jonesboro, AR...................   284         1            --      --   --     2     1      2     1
Killeen-Temple, TX..............   149         1          18.5%     --   --     4    --      4    --
Lake Charles, LA................   205         1          45.8%      3    1    --    --      3     1
McAllen-Brownsville, TX.........    63         3          21.3%      2   --    --    --      2    --
Odessa-Midland, TX..............   174         1          37.3%      4    2    --    --      4     2
Wichita Falls, TX...............   242         2          36.6%      4   --    --    --      4    --
FAR WEST REGION
Eugene, OR......................   144         3          14.5%     --   --     2     1      2     1
Oxnard-Ventura, CA..............   106         1           8.5%     --   --     2     1      2     1
Santa Barbara, CA...............   186         2          15.1%     --   --     3    --      3    --

                                                                           STATION PORTFOLIO
                                            CLUSTER                ---------------------------------
                                   MSA     RANKING BY     12+        OWNED      PENDING    PRO FORMA
                                  MARKET    REVENUE     AUDIENCE   ---------   ---------   ---------
MARKET                             RANK      SHARE       SHARE     FM    AM    FM    AM    FM    AM
------                            ------   ----------   --------   ---   ---   ---   ---   ---   ---
NORTHEAST REGION
Augusta-Waterville, ME..........   250         1          20.5%      5    1     1     1      6     2
Bangor, ME......................   268         1          30.7%      4    1    --    --      4     1
                                                                   ---   --    --    --    ---   ---
TOTALS                                                             150   63    69    29    219    92
          Number of U.S.
            markets:                61                                     Number of stations:   311

     We also own and operate six radio stations in various locations throughout the English-speaking Eastern Caribbean, including Trinidad, St. Kitts-Nevis, St. Lucia, Montserrat, Antigua-Barbuda and Tortola, and we have been granted a license for one FM signal covering Barbados.

ACQUISITION STRATEGY

     In identifying acquisition candidates, we adhere to a specific acquisition strategy. We seek to acquire radio broadcasting stations in diversified, growing mid-size markets because we believe these markets offer substantial growth opportunities for us. We seek to acquire stations which will enable us to create a leading position in ratings and format in their markets. Additionally, we seek capable local management, an FCC license which enables coverage of the entire market, and high quality technical and operating facilities. We target stations that we believe give us the opportunity to significantly increase revenues and broadcast cash flow. In executing this strategy, we focus on markets with:

     - diversified, growing economies that do not depend on any single industry or employer;

     - a regional fit with our overall portfolio concentrations (the Southeast, Midwest, Southwest, Far West, and Northeast regions of the U.S.);

     - proximity to larger markets that may lead to increased economic expansion into our markets;

     - previously unconsolidated radio stations with fragmented ownership; and

     - the opportunity to assemble a group of stations that have competitive signal coverage and that are diversified in format to provide a broad range of target audiences for advertisers.

     We believe that our acquisition strategy will have a number of benefits, including:

     - growth and diversification of revenue and broadcast cash flow across a greater number of stations and markets;

     - improved broadcast cash flow margins through the consolidation of facilities and the elimination of redundant expenses;

     - enhanced utilization of certain corporate overhead functions including our senior management team;

     - improved leverage in various key vendor negotiations;

     - greater ability to recruit top industry management talent; and

     - increased overall scale, which should facilitate our future capital raising activities.

INTEGRATION OF ACQUIRED BUSINESSES

     Through our 112 completed and pending acquisitions, we have developed an efficient process of integrating newly acquired properties into our overall culture and operating philosophy. To do so, we have developed an integration plan consisting of five key elements:

     - use sophisticated market research to assess and enhance format quality and effectiveness so that we can refine station formats, enrich the listener experience and increase audience and revenue share relative to other stations in the market;

     - make necessary improvements in transmission facilities, audio processing and studio facilities;

     - expand our sales organization through active recruiting and increase its effectiveness through in-depth training, thereby enhancing demand for the station's spot inventory to increase both revenue and margin;

     - add new stations to our intranet communications network and install our centralized networked accounting system and proprietary system for real-time monitoring of station sales and inventory performance by management; and

     - establish revenue and expense budgets consistent with the programming and sales strategy and corresponding cost adjustments.

     From time to time, in compliance with applicable law, we enter into an LMA or a consulting arrangement with a target property prior to FCC final approval and the consummation of the acquisition in order to gain a head start on the integration process. See "Risk Factors -- Risks of Acquisition Strategy."

OPERATING STRATEGY

     Our operating strategy has the following principal components:

     - ASSEMBLE AND DEVELOP LEADING STATION GROUPS. In each market, we acquire leading stations in terms of revenue or audience share as well as under-performing stations which we believe create an opportunity for growth. Each station within a market generally has a different format and an FCC license that provides for full signal coverage in the market area.

     - DEVELOP EACH STATION AS A UNIQUE ENTERPRISE. While stations within a market share common infrastructure in terms of office space, support personnel and certain senior management, each station is developed and marketed as an individual brand with its own identity, programming, programming personnel, inventory of time slots and sales force. We believe that this strategy maximizes the revenues per station and of the group as a whole.

     - USE RESEARCH TO GUIDE PROGRAMMING. We use audience research and music testing to refine each station's programming content to match the preferences of the station's target demographic audience. We also seek to enrich our listeners' experiences by increasing both the quality and quantity of local programming. We believe this strategy maximizes the number of listeners for each station.

     - POSITION STATION GROUPS TO COMPETE WITH PRINT AND TELEVISION. While advertising for each station is sold independently of other stations, the diverse station formats within each market have enabled us to attract a larger and broader listener audience which in turn has attracted a wider range of advertisers. We believe this diversification, coupled with our favorable advertising pricing, has provided us with the ability to compete successfully against not only traditional radio competitors, but also against non-traditional competitors such as print media and television.

     - ORGANIZE MARKETS IN ADVERTISER REGIONS. Our markets are located in five regional concentrations: the Southeast, Midwest, Southwest, Far West, and Northeast. By assembling market clusters with a regional concentration, we believe that we will be able to increase revenues by offering regional coverage of key demographic groups that were previously unavailable to national and regional advertisers.

     - EMPLOY INTERNET-BASED MANAGEMENT INFORMATION SYSTEMS. We have implemented an Internet-based proprietary software application which enables us to monitor daily sales activity and inventory performance by station and by market compared to their respective budgets. It also enables us to identify any under-performing stations, determine the explanation for the under-performance and take corrective action quickly. In addition, the Internet provides all of our stations with a cost-efficient and rapid medium to exchange ideas and views regarding station operations and ways to increase advertising revenues.

OUR PENDING ACQUISITIONS

     We have entered into definitive purchase agreements to acquire 98 stations in 34 markets for an aggregate purchase price of approximately $456.7 million, assuming a purchase price of $7.0 million for the acquisition of stations from Green Bay Broadcasting Company, Inc. We expect to consummate most of these pending acquisitions by the fourth quarter of 2000, but we cannot be certain that the transactions will be consummated within that time frame, or at all. For a discussion of certain factors affecting our pending acquisitions, see "Risk Factors -- Risks of Acquisition Strategy." Petitions or informal objections are currently pending against our FCC license assignment applications in the following markets in which we have pending acquisitions: Grand Junction, Colorado; Columbus-Starkville, Mississippi; Topeka, Kansas; Columbus, Georgia; Augusta, Georgia and Wilmington, North Carolina. In addition, the Department of Justice currently has two pending investigations regarding our acquisitions of up to seven stations in two markets. All petitions and objections before the FCC, and all FCC staff inquiries, must be resolved before FCC approval can be obtained and such acquisitions consummated. Other pending or future acquisitions may also be subject to challenges from the FCC, the Department of Justice, competitors or others. We do not expect any such challenges to affect materially any transaction other than those specific pending or future acquisitions subject to such challenges.

     Under the terms of an option agreement with Green Bay Broadcasting, Green Bay Broadcasting has the right to cause us to acquire two stations in Green Bay from Green Bay Broadcasting that we are currently operating under an LMA at any time until November 30, 2003. The purchase price payable upon exercise of the option increases over the term of the option from $5.0 million to $7.0 million. We have an option to purchase the stations from Green Bay Broadcasting for a purchase price of $7.6 million at any time between June 1, 2003 and September 15, 2004.

     We have entered into letters of intent with potential sellers of radio stations, and we are currently a party to twelve letters of intent. These arrangements allow us to review such potential sellers' radio stations and propose the terms of a possible purchase agreement. We cannot assure you that any potential transaction under a letter of intent will result in the execution of a definitive purchase agreement, or be consummated.

                             PROSPECTUS SUPPLEMENTS

     This prospectus provides you with a general description of the securities we may offer. Each time Cumulus or the selling stockholder sells securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to or change information contained in this prospectus. If so, the prospectus supplement should be read as superseding this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

     The prospectus supplement to be attached to the front of this prospectus will describe the terms of any securities that Cumulus or the selling stockholder offers and any initial offering price to the public in that offering, the purchase price and net proceeds that Cumulus and/or the selling stockholder will receive and the other specific terms related to that offering of the securities.

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

                          DESCRIPTION OF CAPITAL STOCK

     Because this is a summary description, it does not contain every term of our capital stock contained in our Amended and Restated Articles of Incorporation and Bylaws, and we refer you to the exhibits to the registration statement containing this prospectus, which you can access through the SEC's website at http://www.sec.gov/edgarhp.htm, and to Illinois law.

     Our authorized capital stock consists of: (i) 100,000,000 shares of Class A common stock, par value $.01 per share; (ii) 20,000,000 shares of Class B common stock, par value $.01 per share; (iii) 30,000,000 shares of Class C common stock, par value $.01 per share and (iv) 262,000 shares of preferred stock, 250,000 of which are designated as Series A preferred stock.

COMMON STOCK

     General. Except with respect to voting and conversion, shares of Class A common stock, Class B common stock and Class C common stock are identical in all respects. Holders of shares of Class A common stock are entitled to one vote per share; except as provided below, holders of Class B common stock are not entitled to vote; and, subject to the next sentence, holders of shares of Class C common stock are entitled to ten votes per share. During the period of time commencing with the date of conversion of any Class B common stock to Class C common stock by either BA Capital Company, L.P., or the State of Wisconsin Investment Board and ending with the date on which BA Capital Company, L.P., and State of Wisconsin Investment Board (together with their respective affiliates) each ceases to beneficially own at least 5% of the aggregate shares of common stock held by such holders immediately prior to the consummation of our initial public offerings in July 1998, holders of Class C common stock shall be entitled to only one vote per share.

     Voting. All actions submitted to a vote of our stockholders are voted on by holders of Class A common stock and Class C common stock, voting together as a single class. Holders of Class B common stock are not entitled to vote, except with respect to the following fundamental corporate actions:

     - any proposed amendment to our Articles of Incorporation or Bylaws;

     - any proposed merger, consolidation or other business combination, or sale, transfer or other disposition of all or substantially all of our assets;

     - any proposed voluntary liquidation, dissolution or termination of Cumulus; and

     - any proposed transaction resulting in a change of control and except as set forth below.

     The consent of the holders of a majority of outstanding shares of Class B common stock, consenting separately as a class, are required to approve the fundamental corporate actions referred to above; provided that such consent rights will cease with respect to such holder of Class B common stock and the shares of Class B common stock held by such holder shall not be included in determining the aggregate number of shares outstanding for consent purposes, upon the failure of any such holder (together with its affiliates) to beneficially own at least 50% of the shares of common stock held by such holder immediately prior to the consummation of our initial public offerings in July 1998.

     In addition to the voting rights described above, our Amended and Restated Articles of Incorporation provide that, so long as BA Capital Company, L.P. (together with its affiliates) continues to own not less than 50% of the shares of common stock held by BA Capital Company, L.P., immediately prior to the consummation of our initial public offering in July 1998 and upon a final order by the FCC that the granting of the right to BA Capital Company, L.P., to designate a director to our Board of Directors pursuant to a stockholders agreement will not result in such holder's interest being "attributable" under applicable FCC rules, (a) the holders of the Class C common stock will be entitled to elect a director, which director shall be the BA Capital Company, L.P., designee (the "Class C Director") to our Board of Directors and (b) we may not take any of the following actions without the unanimous vote of our Board of Directors (including the Class C Director): (i) enter into any transaction with any of our affiliates or amend or otherwise modify any existing agreement with any of our affiliates other than transactions with affiliates which are on terms no less favorable to us than we would obtain in a comparable arm's-length transaction with a Person not our affiliate and which are approved, after the disclosure of the terms thereof, by vote of the majority of the Board of Directors (provided, that any director which is an interested party or our affiliate of an interested party will not be entitled to vote and will not be included in determining whether a majority of the Board of Directors has approved the transaction); (ii) issue any shares of our Class B common stock or our Class C common stock; (iii) acquire (by purchase or otherwise) or sell, transfer or otherwise dispose of assets having a fair market value in excess of 10% of our stockholders' equity as of the last day of the preceding fiscal quarter for which financial statements are available; or (iv) amend, terminate or otherwise modify any of the foregoing clauses (i) through (iii) or this clause (iv) or any provision governing the voting or conversion rights of the Class B common stock or the Class C common stock. The holders of the Class C common stock have entered into a stockholders agreement with BA Capital Company, L.P. providing that such holders of Class C common stock will elect the person designated by BA Capital Company, L.P. as the Class C Director.

     The Amended and Restated Articles of Incorporation provide that, so long as BA Capital Company, L.P. (together with its affiliates) continues to own not less than 50% of the shares of our common stock held by BA Capital Company, L.P. immediately prior to the consummation of our initial public offerings, Cumulus may not, so long as the BA Capital designee is not a director, take any action with respect to the actions described above without the affirmative vote of the holders of a majority of the outstanding shares of Class B common stock, voting separately as a class.

     The Amended and Restated Articles of Incorporation further provide that the Board of Directors will be required to consider in good faith any bona fide offer from any third party to acquire any of our stock or assets and to pursue diligently any transaction determined by the Board of Directors in good faith to be in the best interests of our stockholders.

     Dividends and Other Distributions (Including Distributions upon Liquidation or Sale of Cumulus). Each share of Class A common stock, Class B common stock and Class C common stock shares equally in dividends and other distributions in cash, stock or property (including distributions upon our liquidation and consideration to be received upon a sale or conveyance of all or substantially all of our assets); except that in the case of dividends or other distributions payable on the Class A common stock, Class B common stock or the Class C common stock in shares of such stock, including distributions pursuant to stock splits or dividends, only Class A common stock will be distributed with respect to Class A common stock, only Class B common stock will be distributed with respect to Class B common stock and only Class C common stock will be distributed with respect to Class C common stock. In no event will any of the Class A common stock, Class B common stock or the Class C common stock be split, divided or combined unless each other class is proportionately split, divided or combined.

     Convertibility of Class B Common Stock into Class A Common Stock or Class C Common Stock and Convertibility of Class C Common Stock into Class A Common Stock. The Class B common stock is convertible at any time, or from time to time, at the option of the holder of such Class B common stock (provided that the prior consent of any governmental authority required to make such conversion lawful shall have been obtained) without cost to such holder (except any transfer taxes that may be payable if certificates are to be issued in a name other than that in which the certificate surrendered is registered), into Class A common stock or Class C common stock on a share-for-share basis; provided such holder is not at the time of such conversion a Disqualified Person (as defined below).

     The Class C common stock is convertible at any time, or from time to time, at the option of the holder of such Class C common stock (provided that the prior consent of any governmental authority required to make such conversion lawful shall have been obtained) without cost to such holder (except any transfer taxes that may be payable if certificates are to be issued in a name other than that in which the certificate surrendered is registered), into Class A common stock on a share-for-share basis; provided such holder is not at the time of such conversion a Disqualified Person. In the event of the death of Richard W. Weening or Lewis W. Dickey, Jr. (each a "Principal") or the disability of a Principal which results in the termination of such Principal's employment, each share of Class C common stock held by such deceased or disabled Principal or any related party or affiliate of such deceased or disabled Principal shall automatically be converted into one share of Class A common stock.

     A record or beneficial owner of shares of Class B common stock or Class C common stock which was converted from Class B common stock may transfer such shares of Class B common stock or Class C common stock (whether by sale, assignment, gift, bequest, appointment or otherwise) to any transferee, provided that the prior consent of any governmental authority required to make such transfer lawful shall have been obtained, and provided, further, that the transferee is not a Disqualified Person. Concurrently with any such transfer, all shares of such transferred Class B common stock or Class C common stock shall convert into shares of Class A common stock, and the holders of such converted common stock shall exchange their share certificates for Class A common stock.

     A record or beneficial owner of shares of Class C common stock may transfer such shares (whether by sale, assignment, gift, bequest, appointment or otherwise) to any transferee; provided that the prior consent of any governmental authority required to make such transfer lawful shall have first been obtained and the transferee is not a Disqualified Person, and provided further, that if the transferee is not an affiliate or a related party of a Principal, then, concurrently with any such transfer, each such transferred share of Class C common stock shall automatically be converted into one share of Class A common stock.

     As a condition to any proposed transfer or conversion, the person who intends to hold the transferred or converted shares will provide us with any information reasonably requested by us to enable us to determine whether such a person is a Disqualified Person.

     A person shall be deemed to be a "Disqualified Person" if (and with respect to any proposed conversion or transfer, after giving effect to such proposed conversion or transfer) our Board of Directors in good faith determines a person is (or would be after giving effect to such conversion or transfer), or a person becomes aware that he or she is (or would be after giving effect to such conversion or transfer), or the FCC determines by a final order that such person is (or would be after giving effect to such conversion or transfer), a person which, directly or indirectly, as a result of ownership of common stock or our other capital stock or otherwise (i) causes (or would cause) us or any of our subsidiaries to violate the multiple, cross-ownership, cross-interest or other rules, regulations, policies or orders of the FCC, or (ii) would result in our disqualification or the disqualification of any of our subsidiaries as a licensee of the FCC or (iii) would cause us to violate the provisions with respect to foreign ownership or voting of Cumulus or any of our subsidiaries as set forth in Section 310(b)(3) or (4) of the Communications Act, as applicable. Notwithstanding the foregoing, if a person objects in good faith, within 10 days of notice from us that the Board of Directors has determined that such person is a Disqualified Person, we and/or such person shall, when appropriate, apply for a determination by the FCC with respect thereto within 10 days of notice of such objection. If no determination is made by the FCC within 90 days from the date of such application or if we and such holder determine that it is inappropriate to make any application to the FCC, we and such holder agree that such determination shall be made by an arbitrator, mutually agreed upon by us and such holder. Notwithstanding the foregoing, until a determination is made by the FCC (and such determination is a final order) or by the arbitrator, such person will not be deemed a Disqualified Person.

     In the event the FCC determines by a final order, a person obtains knowledge that it is, or, subject to the above, the Board of Directors in good faith determines that, a person is a Disqualified Person, such person shall promptly take any and all actions necessary or required by the FCC to cause such person to cease being a Disqualified Person, including, without limitation, divesting all or a portion of its interest in Cumulus, making an application to or requesting a ruling from and/or cooperating with us in any application to or request for a ruling from the FCC seeking a waiver for or an approval of such ownership, divesting itself of any ownership interest in any entity which together with such person's interest in Cumulus makes such person a Disqualified Person, entering into a voting trust whereby its interest in Cumulus will not make such person a Disqualified Person or exchanging its shares of common stock for Class B common stock. Our Amended and Restated Articles of Incorporation provide that all shares of common stock will bear a legend regarding restrictions on transfer and ownership.

     Registration Rights of Certain Holders. Pursuant to an agreement among Cumulus, BA Capital Company, L.P., the State of Wisconsin Investment Board and certain other holders (collectively, the "Holders of Registrable Stock") of 6,629,343 shares of Class B common stock (which are convertible into 6,629,343 shares of Class A common stock upon the exercise of conversion rights with respect to the Class B common stock), the Holders of Registrable Stock are entitled to certain demand and piggyback registration rights (or, in some cases, piggyback registration rights only) with respect to shares of Class A common stock (the "Registrable Stock"). Pursuant to such agreement (i) in the case of a first notice, persons holding more than 25% of the Registrable Stock, (ii) in the case of a second notice, persons holding more than 25% of the Registrable Stock, excluding Registrable Stock held by the person(s) initiating the first notice and (iii) in the case of a third notice, persons holding more than 20% of the Registrable Stock, excluding Registrable Stock held by person(s) initiating the first or second notice may request that we file a registration statement under the Securities Act. Upon such request and subject to certain conditions, we generally will be required to use our commercially reasonable efforts to effect any such registration. We are not required to effect more than three such demand registrations (subject to (i) one additional demand Registration if all Registrable Stock to be included in prior demand registrations are not so included and (ii) one additional demand to BA Capital Company, L.P., in the event BA Capital Company, L.P. is not permitted, pursuant to a no-action letter from the Commission, to "tack" the holding period of Cumulus Media, LLC to its own holding period with respect to the shares of the common stock distributed to BA Capital Company, L.P., upon dissolution of Cumulus Media, LLC). In addition, if we propose to register any of our securities, either for our own account or for the account of other stockholders (including, without limitation, for the account of any Holder of Registrable Stock), we are required, with certain exceptions, to notify all Holders of Registrable Stock and, subject to certain limitations, to include in such registration all of the shares of common stock requested to be included by the Holders of Registrable Stock. We are generally obligated to bear the expenses, other than underwriting discounts and sales commissions, of all of these registrations. The piggyback registration rights expire at such time as a Holder of Registrable Stock would be able to dispose of all of its Registrable Stock in any six-month period under Rule 144 of the Securities Act.

     Preemptive Rights. Neither the Class A common stock nor the Class B common stock nor the Class C common stock carry any preemptive rights enabling a holder to subscribe for or receive shares of our stock of any class or any other securities convertible into shares of our stock. Our Board of Directors possesses the power to issue shares of authorized but unissued Class A common stock without further stockholder action.

     Liquidation, Dissolution or Winding Up. In the event of any liquidation, dissolution or winding up of Cumulus, whether voluntarily or involuntarily, after payment or provision for payment of our debts and other liabilities and the preferential amounts to which the holders of any stock ranking prior to the Class A common stock, the Class B common stock and the Class C common stock in the distribution of assets shall be entitled upon liquidation, the holders of the Class A common stock, the Class B common stock and the Class C common stock shall be entitled to share pro rata in our remaining assets according to their respective interests.

PREFERRED STOCK

     Authorized shares of preferred stock may be issued from time to time by our Board of Directors, without stockholder approval, in one or more series. Subject to the provisions of the Amended and Restated Articles of Incorporation and the limitations prescribed by law, the Board of Directors is expressly authorized to adopt resolutions to issue the authorized shares of preferred stock, to fix the number of shares and to change the number of shares constituting any series, and to provide for or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any class or series of preferred stock, in each case without any further action or vote by the stockholders.

     One of the effects of undesignated preferred stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of Cumulus by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of the preferred stock pursuant to the Board of Directors' authority described above may adversely affect the rights of the holders of common stock. For example, our preferred stock may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the common stock at a premium or may otherwise adversely affect the market price of the common stock.

SERIES A PREFERRED STOCK AND EXCHANGEABLE DEBENTURES

     General. We currently have 102,702 shares of 13 3/4% Series A Cumulative Exchangeable Redeemable Preferred Stock due 2009, with a liquidation preference of $1,000 per share outstanding.

     Dividends. The holders of the Series A preferred stock are entitled to receive cumulative dividends at an annual rate equal to 13 3/4% of the liquidation preference per share of the Series A preferred stock, payable quarterly, in arrears. On or before July 1, 2003, we may, at our option, pay dividends in cash or in additional fully paid and non-assessable shares of Series A preferred stock having a liquidation preference equal to the amount of such dividends. It is not expected that we will pay any dividends in cash prior to July 1, 2003. After July 1, 2003, dividends may be paid only in cash. The terms of our credit facility and indenture restrict, and our future indebtedness may restrict, the payment of cash dividends by Cumulus.

     Redemption. The shares of Series A preferred stock are subject to mandatory redemption on July 1, 2009, at a price equal to 100% of the liquidation preference thereof plus any and all accrued and unpaid cumulative dividends thereon. We may not redeem the Series A preferred stock prior to July 1, 2003. On or after such date, we may redeem the Series A preferred stock at the redemption prices set forth under the terms of our certificate of designation pursuant to which the Series A preferred stock was issued together with accumulated and unpaid dividends, if any, to the date of redemption. In the event of a change of control, we must offer to redeem the outstanding shares of the Series A preferred stock for cash at a purchase price of 101% of the liquidation preference thereof, together with all accumulated and unpaid dividends.

     Voting. The holders of the shares of the Series A preferred stock have no voting rights with respect to general corporate matters except that the holders of a majority of the then outstanding Series A preferred stock, voting as a class, may elect two directors to our Board of Directors in the event of (i) a failure to pay dividends on the Series A preferred stock for four consecutive quarters, (ii) a failure to discharge a redemption obligation with respect to the Series A preferred stock, (iii) a failure to offer to purchase the outstanding shares of Series A preferred stock following a change of control,
(iv) a violation of certain covenants after the expiration of applicable grace periods, all as set forth in our certificate of designation or (v) a default in the payment of principal, premium or interest in our indebtedness or certain of its subsidiaries or any other default which results in the acceleration of such indebtedness prior to its maturity, in each case if the aggregate principal amount of all such indebtedness exceeds $5.0 million.

     Holders of a majority of the outstanding shares of Series A preferred stock, voting as a separate class, must approve (i) any merger, consolidation or sale of all or substantially all of our assets not specifically permitted by our certificate of designation and (ii) any modification to our certificate of designation or the form of the exchange debenture indenture.

     Liquidation, Dissolution or Winding Up. Upon any liquidation, dissolution or winding up of Cumulus, the holders of the Series A preferred stock are entitled to be paid for each share thereof out of our assets before any distribution is made to any shares of junior stock.

     Exchange. We may at our option exchange all, but not less than all, of the then outstanding shares of Series A preferred stock into exchange debentures on any dividend payment date, subject to certain restrictions contained in the certificate of designation.

     Exchange Debentures. The exchange debentures, if issued, will be issued under an indenture between Cumulus and U.S. Bank Trust National Association, as trustee. The exchange debentures will be issued in fully registered form only in denominations of $1,000 and integral multiples thereof. Interest on the exchange debentures will be payable semi-annually in arrears in cash (or on or prior to 2003, in additional exchange debentures, at our option). The exchange debentures will be unsecured and will be subordinated in right of payment to all Exchange Debenture Senior Debt (as defined in the exchange debenture indenture), including debt in respect of our credit facility and our senior subordinated notes and will contain covenants and events of default and remedies with respect thereto which are substantially similar to the covenants contained in our senior subordinated notes.

     The exchange debentures are subject to mandatory redemption on July 1, 2009, at a price equal to 100% of the principal amount thereof together with accrued and unpaid interest, if any, to the date of redemption. Except as provided herein, we may not redeem the exchange debentures prior to July 1, 2003. On or after such date, we may redeem the exchange debentures at the redemption prices set forth in the indenture governing the exchange debentures together with accrued and unpaid interest, if any, to the date of redemption. Prior to July 1, 2001, we may redeem up to 35% of the original aggregate principal amount of the exchange debentures with the proceeds of one or more Equity Offerings (as defined in the exchange debenture indenture) at a redemption price equal to 113 3/4% of the principal amount thereof plus accrued and unpaid interest thereon. In the event of a change of control, we must offer to redeem the outstanding exchange debentures for cash at a purchase price of 101% of the principal amount thereof, together with all accrued and unpaid interest.

CERTAIN STATUTORY AND OTHER PROVISIONS

     Illinois law and our Articles of Incorporation and Bylaws contain several provisions that may make the acquisition of control of Cumulus by means of tender offer, open market purchases, proxy contest or otherwise more difficult. Set forth below is a description of those provisions.

     Illinois Law. We are subject to Section 7.85 of the Business Corporation Act of Illinois. Section 7.85 prohibits a publicly held Illinois corporation from engaging in a "business combination" with an "interested shareholder," unless the proposed "business combination" (i) receives the affirmative vote of the holders of at least 80% of the combined voting power of the then outstanding shares of all classes and series of the capital stock of the corporation entitled to vote generally in the election of directors (the "Voting Shares") voting together as a single class, and the affirmative vote of a majority of the combined voting power of the then outstanding Voting Shares held by disinterested shareholders voting together as a single class, (ii) is approved by at least two-thirds of the "disinterested directors," or (iii) provides for consideration offered to shareholders that meets certain fair price standards and satisfies certain procedural requirements. Such fair price standards require that the fair market value per share of such consideration be equal to or greater than the higher of (A) the highest price paid by the "interested shareholder" during the two-year period immediately prior to the first public announcement of the proposed "business combination" or in the transaction by which the "interested shareholder" became such, and (B) the fair market value per common share on the first trading date after the date the first public announcement of the proposed "business combination" or after the date of the first public announcement that the "interested shareholder" has become such. For purposes of Section 7.85, "disinterested director" means any member of the board of directors of the corporation who (a) is neither the "interested shareholder" nor an affiliate or associate thereof, (b) was a member of the board of directors prior to the time that the "interested shareholder" became such, or was recommended to succeed a "disinterested director" by a majority of the "disinterested directors" then in office, and (c) was not nominated for election as a director by the "interested shareholder" of any affiliate or associate thereof. For purposes of Section 7.85 and Section 11.75 described below, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested shareholder, and an "interested shareholder" is a person who, together with affiliates and associates, owns (or within the prior two years, did own) 10% or more of the combined voting power of the outstanding Voting Shares.

     We are also subject to Section 11.75 of the Business Corporation Act of Illinois which prohibits "business combinations" with "interested shareholders" for a period of three years following the date that such shareholder became an "interested shareholder," unless (i) prior to such date, the Board of Directors approve the transaction that resulted in the shareholder becoming an "interested shareholder," or (ii) upon consummation of such transaction, the "interested shareholder" owned at least 85% of the Voting Shares outstanding at the time such transaction commenced (excluding shares owned by directors who are also officers, and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (iii) on or after such date, the "business combination" is approved by the Board of Directors and authorized at a meeting of the shareholders by two-thirds of the outstanding Voting Shares not owned by the "interested shareholder." For purposes of Section 11.75, an "interested shareholder" is a person who, together with affiliates and associates, owns (or within the prior three years, did own) 15% or more of the combined voting power of the Voting Shares.

     Although Illinois law generally requires the affirmative votes of at least two-thirds of the votes of our shares entitled to vote to approve or authorize any (a) merger or consolidation of Cumulus with or into another corporation, (b) sale, lease or other disposition of all or substantially all of our assets, (c) dissolution of Cumulus or (d) amendment of our Articles of Incorporation, we have elected, as permitted by Illinois law, to require only majority vote for the approval or authorization of such actions. The substitution of the majority voting requirement may have the effect of permitting a change of control of Cumulus not favored by a shareholder or group of shareholders holding a substantial minority of the outstanding voting stock.

     Our Amended and Restated Articles of Incorporation provide for staggered three-year terms for our directors. Such a provision effectively prevents a change in a majority of the directors of Cumulus from being effected at a single annual meeting of shareholders. While the principal purpose of such a provision is to provide continuity on the Board of Directors, the provisions could have the effect of discouraging a third party from attempting to change the management and policies of Cumulus by effecting a change in the majority of the Board of Directors through a proxy contest.

     Elimination of Liability in Certain Circumstances. Our Articles of Incorporation eliminate the liability of our directors to Cumulus or our shareholders for monetary damages resulting from breaches of their fiduciary duties as directors with certain exceptions specified in our Articles of Incorporation and by Illinois law. Directors remain liable for breaches of their duty of loyalty to Cumulus or our shareholders, as well as for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law and transactions from which a director derives improper personal benefit. Our Articles of Incorporation also do not absolve directors of liability under
Section 8.65 of the Business Corporation Act of Illinois, which makes directors personally liable for (i) unlawful dividends or unlawful stock repurchases or redemptions if the director did not act in good faith, (ii) the barring of known claims against the corporation after dissolution, and (iii) debts incurred by a dissolved corporation in carrying on its business. The net effect of these provisions is to eliminate the personal liability of directors for monetary damages for breach of their fiduciary duty of care, even in cases of gross negligence, but not in cases of intentional wrongdoing. We believe that this provision does not eliminate the liability of our directors to Cumulus or our stockholders for monetary damages under the federal securities laws. The Bylaws also provide indemnification for the benefit of our directors and officers to the fullest extent permitted by Illinois law as it may be amended from time to time, including most circumstances under which indemnification otherwise would be discretionary.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Class A common stock is Firstar Trust Company.

                              PLAN OF DISTRIBUTION

     The shares of Class A common stock being offered by Cumulus or the selling stockholder may be sold through underwriters or dealers, directly to one or more purchasers, through agents or through a combination of any such methods of sale. The name of any such underwriter or agent involved in the offer and sale of the Class A common stock, the amounts underwritten and the nature of its obligation to take the Class A common stock will be named in the applicable prospectus supplement.

     The distribution of the Class A common stock may be effected from time to time in one or more transactions at a fixed price or prices, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. Prices may change over time.

     In connection with the sale of Class A common stock, underwriters or agents may receive compensation from us, the selling stockholder or from purchasers of securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers, and agents that participate in the distribution of securities may be deemed to be underwriters under the Securities Act. Any discounts or commissions they receive from us or from the selling stockholder and any profit on the resale of securities they realize may be deemed to be underwriting discounts and commissions under the Securities Act. Any underwriter or agent will be identified, and any compensation received from Cumulus will be described, in the applicable prospectus supplement.

     Until the distribution of the Class A common stock is completed, rules of the SEC may limit the ability of the underwriters to bid for and purchase the securities. As an exception of these rules, the underwriters are permitted to engage in certain transactions that stabilize the price of the securities. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the securities. If the underwriters create a short position in the securities in connection with the offering, i.e., if they sell more securities than are set forth on the cover page of the applicable prospectus supplement, the underwriters may reduce that short position by purchasing securities in the open market. The underwriters may also impose a penalty bid on certain underwriters. This means that if the underwriters purchase the securities in the open market to reduce the underwriters' short position or to stabilize the price of the securities, they may reclaim the amount of the selling concession from the underwriters who sold those securities as part of the offering. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

     Any shares of Class A common stock sold pursuant to a prospectus supplement will be listed on the Nasdaq National Market, subject to official notice of issuance.

     Under agreements into which we may enter, underwriters, dealers and agents who participate in the distribution of securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act.

     Underwriters, dealers and agents may engage in transactions with, or perform services for, us in the ordinary course of business.

                                 LEGAL MATTERS

     Certain legal matters with respect to the shares of Class A common stock offered hereby will be passed upon for Cumulus by Paul, Hastings, Janofsky & Walker LLP, New York, New York, and the validity of the shares of Class A common stock offered hereby will be passed upon by Holleb & Coff, Chicago, Illinois.

     One of our directors is Ralph B. Everett. Mr. Everett is a partner with the Washington, D.C. office of the law firm of Paul, Hastings, Janofsky & Walker LLP, where he heads the firm's Federal Legislative Practice Group. We also engage the law firm of Paul, Hastings, Janofsky & Walker LLP on numerous matters dealing with compliance with federal regulations and corporate finance activities.

                                    EXPERTS

     The financial statements incorporated by reference in this prospectus to the Annual Report on Form 10-K of Cumulus Media Inc. for the year ended December 31, 1998 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The following financial statements as of and for the year ended December 31, 1998 are incorporated by reference in this prospectus in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting:

          HMH Broadcasting
          Cape Fear Broadcasting Company
          C.F. Radio, Inc.
          Coast Radio LLC

     The financial statements of Phillips Broadcasting Company, Inc. as of and for the year ended December 31, 1998 are incorporated by reference in this prospectus in reliance on the report of Wipfli Ullrich Bertelson LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of Calendar Broadcasting, Inc. and subsidiaries as of and for the year ended December 31, 1998, included in the Current Report on Form 8-K of Cumulus Media Inc. dated November 3, 1999 and, as amended on November 16, 1999, have been incorporated by reference herein and in the registration statement on Form S-3 of which this prospectus is a part, in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements, or other information we file with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C., 20549 and at the SEC's regional offices located at Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. Our Class A common stock is quoted on the Nasdaq National Market. You can inspect and copy our reports and other information at the offices of the National Association of Securities Dealers, Inc., located at 1735 K Street, N.W., Washington, D.C. 20006.

     We filed a registration statement on Form S-3 to register with the SEC our Class A common stock offered hereby. This prospectus is part of that registration statement. As permitted by SEC rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement.

     The SEC allows us to "incorporate by reference" the information we filed with them, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus, and later information filed with the SEC will update and supersede this information.

     We incorporate by reference the documents listed below:

     1. Annual Report on Form 10-K for the fiscal year ended December 31, 1998, as amended by Form 10-K/A.

     2. Quarterly Report on Form 10-Q for the nine months ended September 30, 1999.

     3. Current Report on Form 8-K filed with the SEC on November 3, 1999.

     4. Current Report on Form 8-K/A filed with the SEC on November 16, 1999.

     5. Current Report on Form 8-K filed with the SEC on December 2, 1999.

     All documents subsequently filed by us pursuant to Sections 13 (a), 13(c), 15(d) or 16 of the Exchange Act, prior to the termination of this offering, will be deemed to be incorporated by reference into this prospectus.

     You may request a copy of these filings, at no cost, by writing or telephoning:

          Cumulus Media Inc.
          111 East Kilbourn Avenue
          Suite 2700
          Milwaukee, WI 53202
          Attn: Office of Investor Relations
          (414) 615-2800

     You should rely on the information incorporated by reference or provided in this prospectus. We have authorized no one to provide you different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The expenses in connection with the distribution of the securities being registered are set forth in the following table (all amounts except the registration fee and the Nasdaq National Market fee are estimated):

Registration fee..........................................  $125,070
Nasdaq National Market fee................................    17,500
Printing expenses.........................................         *
Legal fees and expenses...................................         *
Accounting fees and expenses..............................     7,500
Blue Sky fees and expenses (including attorneys' fees)....         *
Transfer agent fee........................................         *
Miscellaneous.............................................         *
                                                            --------
          Total...........................................  $      *
                                                            ========

---------------

* To be filed by amendment.

All expenses in connection with the issuance and distribution of the Class A common stock being offered will be borne by the Company (other than selling commissions).

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company maintains officers' and directors' liability insurance which will insure against liabilities that officers and directors of the Company may incur in such capacities. The Company has also entered into indemnification agreements with its directors and officers.

ITEM 16. EXHIBITS.

     There are filed with the Registration Statement the following exhibits:

      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------
           3.1**         -- Amended and Restated Articles of Incorporation.
           3.2**         -- Amended and Restated Bylaws.
           5.1**         -- Opinion of Holleb & Coff as to the validity of the
                            securities being registered.
          23.1*          -- Consent of PricewaterhouseCoopers LLP
          23.2**         -- Consent of Holleb & Coff (included in Exhibit 5.1)
          23.3*          -- Consent of KPMG LLP
          23.4*          -- Consent of Wipfli Ullrich Burtelson LLP
          24.1*          -- Power of Attorney (included in Part II of this
                            Registration Statement).

---------------

*  Filed herewith.

** To be filed by amendment.

ITEM 17. UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any acts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) herein do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or
        Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 10, 2000.

                                            CUMULUS MEDIA INC.

                                            By:   /s/ RICHARD W. WEENING
                                              ----------------------------------
                                                      Richard W. Weening
                                                      Executive Chairman

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Richard W. Weening and Lewis W. Dickey, Jr., jointly and severally, his attorneys-in-fact, each with power of substitution for him in any and all capacities, to sign any amendments to this Registration Statement, to file the same, with the exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                   CAPACITY                   DATE
                      ---------                                   --------                   ----

               /s/ RICHARD W. WEENING                  Executive Chairman, Treasurer   January 10, 2000
-----------------------------------------------------    and Director (Principal
                 Richard W. Weening                      Executive Officer)

              /s/ LEWIS W. DICKEY, JR.                 Executive Vice Chairman and     January 10, 2000
-----------------------------------------------------    Director
                Lewis W. Dickey, Jr.

              /s/ WILLIAM M. BUNGEROTH                 President and Director          January 10, 2000
-----------------------------------------------------
                William M. Bungeroth

                /s/ DANIEL O'DONNELL                   Vice President -- Finance       January 10, 2000
-----------------------------------------------------    (Principal Accounting
                  Daniel O'Donnell                       Officer)

                                                       Director                        January   , 2000
-----------------------------------------------------
                  Ralph B. Everett

             /s/ ROBERT H. SHERIDAN, III               Director                        January 10, 2000
-----------------------------------------------------
               Robert H. Sheridan, III

                                                       Director                        January   , 2000
-----------------------------------------------------
                    Eric Robison

                                 EXHIBIT INDEX

      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------
          3.1**          -- Amended and Restated Articles of Incorporation.
          3.2**          -- Amended and Restated Bylaws.
          5.1**          -- Opinion of Holleb & Coff as to the validity of the
                            securities being registered.
         23.1*           -- Consent of PricewaterhouseCoopers LLP
         23.2**          -- Consent of Holleb & Coff (included in Exhibit 5.1)
         23.3*           -- Consent of KPMG LLP
         23.4*           -- Consent of Wipfli Ullrich Bertelson LLP
         24.1*           -- Power of Attorney (included in Part II of this
                            Registration Statement).

---------------

*  Filed herewith.

** To be filed by amendment.